PETROGEN


February 1, 2006


Karl Hiller, Branch Chief                                         (202) 772-9368
United States                                                         Pages:  22
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 - 7010

Re:   File No. 0-25579

Mr. Hiller,

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

AUDIT OPINION

1. Petrogen has two offices, one in Houston, Texas and one in Vancouver, British Columbia, Canada. The Houston office, under the direction of our President Sam Sen, primarily focuses on the exploration, development, and operations of our oil and gas properties while the Vancouver office, under the direction of our Chairman Sacha Spindler, focuses on the corporate side of the Company. Both offices maintain separate accounting records and similar man hours.

     Under Article 2 of regulation S-X, the SEC may accept a non-US audit report if the auditor is subject to the same quality controls as US auditors. Our Auditors are fully licensed under The CPAB and PCAOB oversight boards in both Canada and the United States and are members of the MGI International, a worldwide association of independent auditing, accounting and consulting firms.

     At this time it would not be practicable to switch auditors since we have begun our auditing process for our year ended December 31, 2005. In 2004 we hired a non auditing CPA firm experienced in Oil & Gas accounting to maintain our accounting records in Houston. We are working with this firm to recruit a new auditor in the Houston area to coincide with the anticipated changes to personnel in our Corporate office.

FINANCIAL STATEMENTS

2.   See Revised Note 2 "Summary of Significant  Accounting Policies" as part of
     the  Notes  to  the  Consolidated   Financial  Statements"  for  additional
     disclosure details.

3.   See attached Consolidated Statement of Stockholders' Equity for changes.

4. See attached financial statements for changes. The share purchase warrants did constitute a modification in price, using the Black-Scholes model, a fair value of $357,800 was determined under SFAS for replacement awards issued to non-employees and expensed as a finder's fee.

We acknowledge that the Company will provide a complete hard copy of the amended 10K once all changes have been accepted by your office. I appreciate your patience and guidance and await the results of this review. Feel free to contact me by telephone at (604) 816-8512 if it helps to expedite the review process.

Sincerely,



/s/ BRIAN FIDDLER
    __________________
    Brian Fiddler, CFO


  Dairy Ashford Plaza, 2000 S. Dairy Ashford, Suite 322, Houston, Texas, 77077
       Tel: 281-497-3700 / Fax: 281-597-1568 / Toll Free: 1-888-875-1155 /
                          Email: info@petrogencorp.com
                          Website: www.petrogencorp.com